UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) December 15, 2020

CYTONICS CORPORATION

(Exact name of issuer as specified in its charter)

Florida	20-8883869
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

658 West Indiantown Road, Suite 214, Jupiter, Florida 33458

(Full mailing address of principal executive offices)

(561) 406-2864

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series C Preferred Stock

Item 9. Other Events

Appointment of Director

On December 15, 2020, the board of directors of CYTONICS CORPORATION, a Florida corporation (the “Company”), appointed Phil LoGrasso, PhD, age 57 as an independent Director of the Company. Dr. LoGrasso has spent the last three decades actively involved in forming relationships with Big Pharma, venture-backed biotech companies, academic researchers at the NIH, and biotech-focused hedge funds. We believe that this wealth of experience provides a unique, deep-seated knowledge into essential elements for scientific and financial success in the biopharma industry. He is currently a Senior Analyst at GQG Partners where he has held such position since 01/2019. Prior to that, he served as a Consultant at OPKO Health Inc. from 01/2011 to 12/2019, Sr. Health Care Analyst at Senzar Asset Management from 01/2013 to 10/2018, Professor of Molecular Therapeutics and Sr. Director of Drug Discovery at Scripps Research Institute from 07/2005 to 01/2016, Program Director at the NIH from 07/2004 to 07/2005, the Director of Preclinical Research and Development at Avera Pharmaceuticals from 07/2002 to 01/2004, a Research Fellow at Merck from 05/1994 to 07/2002, a Post-Doctoral Fellow at Sandoz from 02/1992 to 05/1994, and has held the position of Advisor and Director on multiple Boards.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 22, 2020	CYTONICS CORPORATION

	By:	/s/ Joey Bose
Joey Bose
President